CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, Ray Walton, residing in Toronto, Ontario, Canada do hereby certify that:

1)	I am Lead Metallurgist with Rakita Exploration d.o.o Bor., Suvaja 185A, Brestovac 19210 Bor, Serbia;

2)	I am a graduate of Brunel University, Uxbridge, Middlesex, 1977, I obtained a B.Tech (Hons) degree in Materials Science and Technology. I have practiced my profession continuously since 1977. My relevant experience in copper and gold metallurgy, includes 9 years in operations, 20 years with engineering companies and 9 years as a Senior Director, Process Design within a large corporate Capital Projects group;

3)	I am a Professional Engineer registered with the Professional Engineers of Ontario, no. 90294521;

4)	I have personally inspected the subject project between 16 November and 19 November 2015;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am not independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the author of this report and responsible for sections 12, 24.3, and 25.3 as well as relevant parts of the Executive Summary and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property, apart from the previous PEA produced by Reservoir Minerals;

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Toronto, Ontario, Canada.

“original signed”

Ray Walton, P.Eng Lead Metallurgist Rakita Exploration d.o.o. Bor